UBL INTERACTIVE, INC.
6701 Carmel Road, Suite 202
Charlotte, NC 28226

August 23, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:              Mark P. Shuman, Esq., Legal Branch Chief
Stephen Krikorian, Accounting Branch Chief
Ivan Griswold, Esq., Staff Attorney
Morgan Youngwood, Staff Accountant

Re:          UBL Interactive, Inc.
Registration of Securities on Form 10
Filed May 14, 2013
File No. 000-54955

Ladies and Gentlemen:

In connection with the filing today of Amendment No. 2 to the above-referenced Registration Statement on Form 10, the following responses address the comments of the reviewing Staff of the United States Securities and Exchange Commission (the “Staff”) as set forth in a comment  letter  dated August 2, 2013 relating to the above-referenced registration statement of UBL Interactive, Inc. (“UBL” or the "Company").  The answers set forth herein refer to each of the Staff’s comments by number.

General

1.
Please provide us with the relevant portions of the industry research reports you cite, excluding reports issued by the U.S. Government. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus.

Response: The Company is supplementally providing the Staff with the requested information.

Item 1. Business

Overview, page 3

2.
Please tell us what consideration you have given to filing your agreements with the data aggregators as exhibits or provide us with your analysis as to why this is not required. Please ensure that you analyze whether you are substantially dependent upon these contracts. Refer to Item 60 1 (b) (10) (ii) (B) of Regulation S-K.

Response: The Company has filed as exhibit 10.12 one of its agreements with a data aggregator. The agreement is representative of the agreements it enters into with data aggregators.

Government Regulation, page 9

3.
You state that you are not currently subject to any laws and regulations that have a material effect on your operations, but that you may be subject to new laws and regulations in the future. Yet you also state that the "costs of compliance with these laws are high and are likely to increase in the future." Please consistently describe your compliance obligations and resultant costs.

Response: The Company has revised the disclosure. Please see pages 9 and 11.

Risk Factors

"Our stockholder may experience significant dilution...," page 10

4.
Please revise your disclosure to provide quantitative illustrations of the potential impact of the adjustment of the conversion price in the case of your notes and the exercise price in the case of your warrants, should you issue any securities at prices less than the conversion or exercise prices, and the corresponding dilutive effects on existing stockholders.

Response: The Company has revised the disclosure. Please see page 10.

"If we fail to maintain effective internal controls over financial reporting...," page 12

5.
Please further expand the risk factor to disclose that you will not be required to evaluate your internal controls over financial reporting evaluation, and disclose the results of such evaluation, until the filing of your second annual report. Please also discuss resultant risks to investors.

Response: The Company has revised the disclosure. Please see page 12.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

6.
We note your response to prior comment 20, and your corresponding amended disclosure. Please tell us how the company determined that the introduction of new products was not a material driving factor for the identified periods. Please also tell us what specific new products the company introduced during these periods, and provide quantitative context concerning the impact the new products had on revenues in each period.

Response:  We believe that the Company’s revenue is driven by various factors including and not limited to, the number of and the effectiveness of our resellers, the selling price of our products (ARPU) and number of our products sold (units).  In order to support these revenue driving factors, the Company has been creating new product bundles and features.  In so introducing new products bundles and features, the Company seeks to keep its products current with market changes and to increase the value of its products.

By way of history, the company offered one business listing service, its Basic product, from inception through calendar year 2010.  In the first calendar quarter of 2011, the Company introduced new listing services including Essential and Premium.  These new products have higher prices and offer higher value in comparison to the Basic product.  In comparison, the retail price for its Basic product was $30.00 and increased to $39.00 by 2011, and the new products were initially priced at $59.00 and $100.00 respectively.

Additionally, in 2011 the Company also introduced its reputation management service (known as LM) through our retail channel.  The original retail price was $19.00 per month.  This service is offered direct to customer and at wholesale rates to our resellers.

As a point of reference, the company's current USA product suite and retail pricing is displayed below:

Enterprise (formerly known as Basic)	$39/year
Essential	$79/year
Premium	$169/year
Professional	$399/year
UBL Express	$799/year
Location Monitor	$39/month

The table which follows provides further quantitative context to product revenues and units sold.  The Company consolidated its suite of business listing products into one grouping and its reputation management services into the second grouping in order to expand the information in response to the Staff’s comment.

Results of Operations for the years ended September 30, 2012 and 2011, page F-15

7.
We note your response to prior comment 21. We continue to believe that you should disclose unit sales, the average revenue per unit (ARPU) and retention rates for each period presented. It appears that this is important information necessary to understanding your business and revenue. Please revise accordingly.

Response:

The Company has adjusted its disclosure for unit sales and ARPU accordingly on page 15.

The Company did not add retention rates to its disclosure.  In the Company’s current business, where 90% of sales are originated through its network of resellers, the company’s business focus is more around reseller relationship selling to new and existing resellers, reseller education on Company products, and expanding reseller activities with the Company such as educational video, webinar, and promotional materials.  Retention rates do not reflect these activities.  Furthermore, retention rates at a unit level are nominal, and less than 5% for its business listing services.

Liquidity and Capital Resources, page 19

8.
We note your revised disclosures in response to prior comment 23. Please revise your liquidity disclosures to discuss your financial position and changes in financial position for each period presented. In this respect, your liquidity discussion should cover material variability in your historical cash flows for the fiscal years ended September 30, 2012 and 2011. In addition, please revise your disclosures to disclose the day's sales outstanding ("DSO") as of September 30, 2012 and 2011, and the impact it has on your cash flow. We refer you to Item 303(a) of Regulation S-K and Section 1V.B of SEC Release No. 33-8350.

Response: The Company has revised the disclosure accordingly.

Item 5. Directors and Officers

Summary Compensation Table, page 25

9.
You indicate that grants were made by your compensation committee to Messrs. Bryant and Travers as compensation is lieu of' $88,000 of unpaid salary. With a view towards disclosure, please tell us whether your executives entered into any written agreements in this regard, and file such agreements. Refer to Item 601(b) (10) (iii). Further, tell us how you accounted for the difference between the salary earned by your executives and the salary actually paid to them. Lastly, please tell us whether the option grant was expensed at the same value as the amount of the discharged obligation.

Response: Our prior disclosure in response to comment #29 of the Staff’s comment letter dated June 10, 2013 erroneously indicated that the option grants were issued as compensation to the officers for taking less compensation than that provided for under their employment contracts. The compensation committee approved the grant of 750,000 options to each of Messrs. Bryant and Travers as a discretionary bonus in recognition of your contributions to the Company. The grant of the options is reflected in the Company’s financial statements for the year ended September 30, 2012.

10.	Please amend your disclosure to reflect the information contained in your response to prior comment 29.

Response: The Company has reflected the information. Please see page 30.

Item 9. Market Price of-and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 32

11.
Please expand your response to prior comment 31, to provide quantitative information on which you base your belief that the trading of your securities has been limited and sporadic. Your securities appear to have been quoted with significant frequency and volume since at least August 2011.

Response: Item 201(a) provides for the disclosure of the market in which the Company’s securities trade. There is trading activity in the Company’s common stock on the Grey market. We respectfully submit that such activity does not constitute an established public market since trades in the Grey market are reported by brokers to their Self Regulatory Organization and are not collected in central spot to allow for market transparency.

Item 10. Recent Sales of Unregistered Securities, page 32

12.	We reissue prior comment 32, insofar as you have not clearly disclosed the total number of investors that participated in some of these transactions.

Response: The Company has revised the disclosure. Please see pages 33 through 36.

Item 15. Financial Statements and Exhibits, page 38

General

13.
In response to prior comment 16 you state that you do not expect that future sales to your principal customers will represent 10% or more of your total revenues for fiscal year 2013. Please explain whether you are substantially dependent upon these agreements. Refer to Item 601(b) (10) (ii) (B) of Regulation S-K.

Response: The Company believes that its customer base continues to grow and its dependence on any one customer accounting for more than 10% of its revenues will decline. However, the loss of anyone of its customers that accounts for more than 10% of its revenues will have an impact on the Company’s results of operations.

14.
On March 31, 2013, the balance on the SBA loan was $343,161; that amount exceeds 10% of your total assets at the time of your most recent balance sheet, and as such is required to be filed pursuant to Item 601(b)(4) of Regulation S-K. Please file this loan agreement as an exhibit, or tell us why you believe it is not required to be filed. Further, we reissue prior comment 22 insofar as you have not amended your risk factor disclosure to reflect the current existence of a covenant deficiency.

Response: The Company is attaching the SBA loan agreements as Exhibit 10.13 to the Form 10. In addition, the Company has included a risk factor to reflect the existence of a breach of the loan covenants. Please see page 12.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-40

15.
We note your response to prior comment 37. Please clarify how you account for substantial discounts offered to wholesale agencies and commissions for online affiliates. In addition, explain how you account for your affiliate program, which shares revenue with publishers for referrals.

Response: The Company significantly sells through its network of resellers, with approximately 90% of sales are generated by this channel.  The Company’s pricing strategy for resellers is to offer a wholesale price (a discount from the company’s retail price) to its resellers due to the higher volume purchases the company enjoys from its resellers and because the company avoids some of the typical acquisition costs of selling directly to the consumer.  The company’s standard policy for pricing reseller accounts follows these guidelines:

Total Spend	Program (calculated as a % reduction from Retail Price)
$2,500.00	15%
$7,500.00	20%
$15,000.00	30%

The Company recognizes revenue based on the sale of a product to its resellers at the price sold to its reseller, subject to GAAP.  For example, a reseller with a 15% discount program which purchased a Premium Level Service (a product which sells at retail for $169.00) would have paid the company $144.00 (the retail price multiplied by the reseller discount [169 X .85 = 144]).  In this case, the company would have recognized a $144.00 purchase, subject to GAAP.  For clarification, in booking the revenue generated by resellers, the company does not recognize revenue at the full retail price, then apply a discount, in order to get to a net price.  The revenue is recognized at the price the reseller purchased the product from the company.

The Company also sells its products through what are generally referred to as affiliates in web marketing parlance.  This channel is a very small contributor to the overall revenue at the company, and accounts for less than one half of one percent of sales.  Because consumers purchase directly from the Company through this channel, the revenue is recognized based on the price of the product purchased by the consumer, subject to GAAP.  The commission paid by the company to the affiliate which referred the sale to the company is expensed as a commission expense.  To further explain the process, Share-A-Sale is a service bureau solution which the company uses whereby any web marketer can refer their users and customers to the company for a success fee (commission) if sales occur. The affiliates sign up at Share-A-Sale to participate in the UBL Affiliate program and receive marketing materials and a custom tracking link. If users make a purchase, the affiliate is paid approximately 10% of the revenue generated. The affiliates are paid directly through the external program, into which UBL maintains a small cash deposit. The Company also offers an almost identical program under the affiliate network Linkshare.

For clarification, the Company does not share revenues with publishers for referrals but instead operates an affiliate program which pays a referral fee. The Company has revised the disclosure on page 3 to reflect the foregoing.

We trust that the foregoing addresses the comments of the Staff. If you have any questions, please contact Marcelle S. Balcombe at Sichenzia Ross Friedman Ference LLP at (646) 810-2184.

Very truly yours,

/s/ Doyal Bryant
Doyal Bryant